

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

February 5, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 25, 2019 The Nasdaq Stock Market (the "Exchange") received from Fox Corporation (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following securities:

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

William Slattery